Exhibit 99.1

Azure Power Announces Appointment of Shweta Srivastava as Chief Human Resource Officer

NEW DELHI, September 21, 2022 -- Azure Power (NYSE: AZRE) (“Azure” or “the Company”), a leading sustainable energy solutions provider and renewable power producer in India, announced Ms. Shweta Srivastava as its Chief Human Resource Officer (CHRO).

In her new role, Shweta will be responsible for leading human resource strategy in support of the overall business plan and strategic direction of the Company, specifically in the areas of succession planning, talent management, change management, organizational and performance management, training and development, and compensation.

Shweta joins Azure from Vedanta Ltd, one of the world’s leading oil & gas and metals company, where she served as the Group Head Talent Acquisition. Her career reflects over two decades of diverse human resources experience at leadership positions in several Fortune 500 companies across industries like hi-tech, consumer, life sciences & infrastructure.

Commenting on the onboarding, Rupesh Agarwal, Acting Chief Executive Officer, Azure, said, “We are delighted to have Shweta onboard at Azure, leading a function that is very key to us. Shweta’s mastery of people, culture development and driving large scale execution will enable us to strengthen our talent pool and keep investing in our people. Her multi-dimension experience will help us strengthen our position as an employer of choice and further build the organization of tomorrow.”

Shweta Srivastava, CHRO, Azure, said, “I would like to thank Azure Leadership for this opportunity. I look forward to being a catalyst in further building Azure’s culture by driving inclusivity, attracting best in class talent, and creating a meaningful and positive experience for our people so we thrive, grow and deliver tangible business goals.”

About Azure

Azure is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India’s first utility scale solar project in 2009 and since then, Azure has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about us, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and the US Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of financing/refinancing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; cancellation of PPAs; changes

Exhibit 99.1

in policies and regulations including net metering and interconnection limits or caps; ongoing and potential litigation and/or regulatory investigations; failure and delays in making regulatory filings (including in India, Mauritius and United States); the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the US Securities and Exchange Commission from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

For more information:

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com